UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2017

ENTERCOM COMMUNICATIONS CORP.

(Exact Name of Registrant as Specified in Charter)

Pennsylvania	001-14461	23-1701044
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

401 E. City Avenue, Suite 809 Bala Cynwyd, Pennsylvania		19004
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (610) 660-5610

(Former Address of Principal Executive Offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c)	Appointment of Principal Financial Officer

On March 20, 2017, the Board of Directors (the “Board”) of Entercom Communications Corp. (the “Company”) appointed Richard J. Schmaeling as Executive Vice President and Chief Financial Officer of the Company, effective April 18, 2017. See Item 5.02(e) of this Current Report on Form 8K for a brief description of Mr. Schmaeling’s employment agreement dated March 20, 2017.

Mr. Schmaeling (age 52) has served as Chief Financial Officer of Travel Leaders Group, LLC, the largest travel agency company in the United States since July 2016. From August 2015 through June 2016, Mr. Schmaeling was Chief Financial Officer of MediaMath, Inc., a private equity controlled advertising technology company. From January 2015 through August 2015, Mr. Schmaeling provided integration consulting to Media General, Inc., a TV and digital media company which acquired LIN Media, LLC, a local TV and digital media provider serving 23 markets and approximately 10% of U.S. households, where Mr. Schmaeling was Chief Financial Officer from 2008 through December 2014. Mr. Schmaeling is a Certified Public Accountant and has a B.S. in Accounting from Rutgers University.

(e)(1) Employment Agreement - Richard J. Schmaeling

(e) Employment Agreement with Mr. Schmaeling

On March 20, 2017, the Company entered into an employment agreement with Mr. Schmaeling, effective as of April 18, 2017 (the “Employment Agreement”), pursuant to which he will serve as Executive Vice President and Chief Financial Officer of the Company. The Employment Agreement provides for a term commencing on April 18, 2017 and expiring on April 30, 2021, unless earlier terminated.

The Employment Agreement provides for an annual base salary of $525,000 through April 30, 2018, subject to an annual increase of three percent or such greater amount as determined by the Company. In addition, Mr. Schmaeling is eligible for an annual cash performance bonus as determined in the discretion of the Compensation Committee of the Board (the “Compensation Committee”) based on its review of the Company’s performance and Mr. Schmaeling’s performance for the year. Mr. Schmaeling’s target annual bonus amount is 80% of his annual base salary (but prorated by five-sixths of his target annual bonus for calendar year 2017 only).

Pursuant to the Employment Agreement, Mr. Schmaeling will receive a monthly car allowance and reimbursement of moving expenses, as well as temporary lodging of up to six months from his employment commencement date, in connection with his relocation to the Philadelphia area. Mr. Schmaeling will also be eligible to participate in employee benefits generally available to officers of the Company.

Shortly following the closing of the Company’s acquisition of CBS Radio Inc. (or the termination of the underlying merger agreement without closing), the Compensation Committee will grant Mr. Schmaeling 50,000 shares of restricted stock pursuant to the Company’s Equity Compensation Plan and an award agreement. The award will vest 50% on the second anniversary of his employment commencement date and 25% on each of the third and fourth anniversaries of such date, subject to Mr. Schmaeling’s continued employment through each vesting date.

Commencing with the Company’s 2018 fiscal year, Mr. Schmaeling will be eligible to receive an annual equity grant with a target value of $600,000, as determined in the discretion of the Compensation Committee based upon the recommendation of the Company’s Chief Executive Officer. The annual equity grant will vest 50% on the second anniversary of the date of grant and 25% on each of the third and fourth anniversaries of the date of grant, subject to Mr. Schmaeling’s continued employment through each vesting date.

In the event that Mr. Schmaeling’s employment is terminated either by the Company without “cause” (other than due to disability) or by him for “good reason,” in either case prior to the execution of a binding agreement which would result in a “change in control” (each as defined in the Employment Agreement) if consummated, or more than twelve months following a change in control, then subject to his execution of a general release of claims and continued compliance with the restrictive covenants and other covenants set forth in the Employment Agreement, Mr. Schmaeling will be entitled to receive the following severance payments and benefits: (i) continued payment of his annual base salary for one year following the date of termination; (ii) a one-time bonus payment equal to the pro-rata portion of the amount of annual bonus received for the year immediately preceding the year of termination (or target annual bonus if such termination occurs before any annual bonus has been paid); and (iii) all of Mr. Schmaeling’s then-outstanding equity awards will continue to vest through the first anniversary of the date of termination as if he had remained employed through such date.

If Mr. Schmaeling’s employment is terminated either by the Company without cause (other than due to disability) or by him for good reason, in either case, during the period commencing on the date of execution of a binding agreement which would result in a change in control, if consummated, and ending on the twelve-month anniversary of a change in control, then Mr. Schmaeling will be entitled to receive the severance payments and benefits described in the immediately preceding paragraph (subject to his execution of a general release of claims and continued compliance with the restrictive covenants and other covenants set forth in the Employment Agreement), except that all of Mr. Schmaeling’s then-outstanding equity awards that vest solely on the basis of time will become fully vested and immediately exercisable or settled as of the date of such termination of employment (which shall be in lieu of any continued vesting described in the immediately preceding paragraph).

If the Employment Agreement terminates as of April 30, 2021, and, no later than April 1, 2021 the Company makes Mr. Schmaeling an offer to continue employment with a salary and bonus package that is equal to or greater than Mr. Schmaeling’s then current salary and annual incentive bonus package (a “Qualified Offer”), then it will not be deemed a termination by the Company without cause and Mr. Schmaeling will not be entitled to any severance payments and benefits as a result therefrom. In the event of such a termination where the Company has not made a Qualified Offer and Mr. Schmaeling’s employment terminates as a result therefrom, then subject to his execution of a general release of claims and continued compliance with the restrictive covenants and other covenants set forth in the Employment Agreement, Mr. Schmaeling will be entitled to receive continued payment of his annual base salary for one year following the date of termination. Any continued employment pursuant to a Qualified Offer or alternative agreement made pursuant to the Employment Agreement will be deemed an extension of the term thereof and the Employment Agreement, as so modified, will continue in full force and effect.

The Employment Agreement provides for customary non-competition, non-solicitation and employee no-hire covenants that apply during employment and the twelve month period thereafter and a perpetual confidentiality covenant. In addition, the Employment Agreement includes customary indemnification provisions and provides for limited reimbursement of legal fees and expenses incurred by Mr. Schmaeling in connection with entering into the Employment Agreement.

The above summary of the terms of Mr. Schmaeling’s employment agreement is qualified in its entirety by reference to Mr. Schmaeling’s employment agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2017.

Item 8.01. Other Events

On March 22, 2017, the Company issued a press release announcing that the Board has appointed Richard J. Schmaeling as Executive Vice President and Chief Financial Officer of the Company, effective April 18, 2017.

Item 9.01. Exhibits

(d)	Exhibits

Exhibit No.	Title

99.1	Entercom Communications Corp.’s Press Release, issued March 22, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Entercom Communications Corp.

By:	/s/ Andrew P. Sutor, IV
Andrew P. Sutor, IV
Senior Vice President

Dated: March 22, 2017

EXHIBIT INDEX

Exhibit No.	Title

99.1	Entercom Communications Corp.’s Press Release, issued March 22, 2017.